Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 16, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

RE:	Springwater Special Situations Corp.

Registration Statement on Form S-1

Filed March 10, 2021

File No. 333-254088

Ladies and Gentlemen:

On behalf of Springwater Special Situations Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 22, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

Registration Statement on Form S-1

Exhibits

1.	We note that the Certificate of Incorporation denotes the federal district courts of the United States of America as the exclusive forum the resolution of any complaint asserting a cause action arising under the Securities Act of 1933. Please reconcile this provision with the risk factor disclosure on page 36 stating that any action arising under the Securities Act may have concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware.

The Staff’s comment is noted. The form of amended and restated certificate of incorporation (“Charter”) that has been filed as an exhibit to the Registration Statement with this submission makes clear that the exclusive foreign provision does not apply to actions arising under the Securities Act. We have revised the disclosure in the Registration Statement on pages 36 and 84 to conform to the disclosure in the Charter.

* * * * *

Securities and Exchange Commission

June 16, 2021

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Angel Pendas